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                                October 23, 2020

       Michael Karnjanaprakorn
       Chief Executive Officer
       Otis Gallery LLC
       335 Madison Ave, 16th Floor
       New York, NY 10017

                                                        Re: Otis Gallery LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 12
                                                            Filed October 7,
2020
                                                            File No. 024-10951

       Dear Mr. Karnjanaprakorn:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 12 to Offering Statement on Form 1-A, filed October 7, 2020

       General

   1. We note that, on the landing page of otiswealth.com, there is a pop up box with a chat function that states
"If you are ready to invest with Otis, please schedule a call with our investment team." This
chat box opens almost immediately upon entering your website.
                                                        Please provide us with
your legal analysis of how this chat function complies with
                                                        Regulation A,
specifically Rules 251(d) and Rule 255.
   2. As a related matter, please explain the services to be provided by the individuals that run the chat function for
Otis Wealth, including whether the individuals provide investment advice, solicit
investors, or negotiate or effect transactions for the issuer, and specifically what fees are paid to
the individuals in connection with their services. Please also tell us why neither Otis Wealth
nor the individuals need to register as a broker-dealer.
 Michael Karnjanaprakorn
Otis Gallery LLC
October 23, 2020
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-3442 with
any questions.



                                                             Sincerely,
FirstName LastNameMichael Karnjanaprakorn
                                                             Division of
Corporation Finance
Comapany NameOtis Gallery LLC
                                                             Office of Trade &
Services
October 23, 2020 Page 2
cc:       Louis A. Bevilacqua
FirstName LastName